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EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
						Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
(in thousands)
Earnings:
Loss before income taxes	$(79,227)	$(70,583)	$(102,654)	$(143,164)	$(166,044)	$(126,939)
Add: Fixed charges	2,325	2,032	1,855	1,818	1,881	1,379

Total Earnings	$(76,902)	$(68,551)	$(100,799)	$(141,346)	$(164,163)	$(125,560)

Fixed charges:
Interest expense	$913	$920	$575	$309	$193	$72
Estimated interest component of rent expense	1,412	1,112	1,280	1,509	1,688	1,307

Total fixed charges	$2,325	$2,032	$1,855	$1,818	$1,881	$1,379

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings for 2002, 2003, 2004, 2005, 2006 and the nine months ended September 30, 2007 were insufficient to cover fixed charges by $79.2 million, $70.6 million, $102.7 million, $143.2 million, $166.0 million and $126.9 million, respectively.

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Statement of Computation of Ratio of Earnings to Fixed Charges (Unaudited)